November 22, 2019

Jeryl L. Hilleman
Chief Financial Officer
Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, CA 94025

       Re: Intersect ENT, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-36545

Dear Ms. Hilleman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Results of Operations, page 56

1. Please expand your discussion to provide quantified analysis of the significant drivers behind material changes in your results of operations. For example, for the year ending
      December 31, 2018, you attribute the increase in revenue to an increase in unit sales and average selling price of the PROPEL family of products without quantifying the impact of each. In your Form 10-Q for the period ending September 30, 2019, you note a decrease in revenue was influenced by offsetting impacts from lower unit sales and an increase in the average selling price, and the magnitude of these factors is not clear. For each period discussed, please quantify the change in unit sales and the impact of changes in average selling prices and other material drivers and discuss the underlying causes for these changes. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350 for
      guidance.
       We remind you that the company and its management are responsible for the accuracy
 Jeryl L. Hilleman
Intersect ENT, Inc.
November 22, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence
O'Brien, Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeryl L. Hilleman                       Sincerely,
Comapany NameIntersect ENT, Inc.
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